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                     Addendum to Transfer Agent Agreement

     WHEREAS MONETTA TRUST (the "Trust") and FIRSTAR TRUST COMPANY ("Firstar") have entered into a Transfer Agent Agreement dated February 1, 1993 (the "Agreement");

     WHEREAS the Trust has issued an additional class of beneficial interest representing interests in an investment portfolio designated Monetta Small-Cap Equity Fund.

     NOW, THEREFORE, the Trust and Firstar agree as follows:

     In accordance with Section 9 of the Agreement, Monetta Small-Cap Equity Fund is hereinafter covered by the terms and conditions of the Agreement.


MONETTA TRUST                                 FIRSTAR TRUST COMPANY

By: /s/ Robert S. Bacarella                   By: /s/ James C. Tyler
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Attest: /s/ Maria Cesario De Nicolo           Attest: Gail M. Zess
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